UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 02, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 02, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

2 December 2025

Barclays PLC

Statement on the Bank of England 2025 Bank Capital Stress Test results

Barclays PLC ("Barclays") notes the publication today of stress test outcomes for UK banks by the Bank of England ("BoE"). Under the BoE's assessment, Barclays continues to be sufficiently capitalised for the duration of the stress scenario.

The test demonstrates Barclays' continued robust and resilient balance sheet position, and the capital target range of 13-14% remains as before.

Barclays' group results from the BoE stress test are set out in the table below.

Barclays PLC	Actual (31 Dec 2024) including remaining IFRS9 transitional	Actual (31 Dec 2024) excluding remaining IFRS9 transitional	Minimum stressed ratio (before strategic management actions)	Minimum stressed ratio (after the impact of strategic management actions)	Minimum requirements	Actual (Q3 2025)
Common equity Tier 1 ratio(a)(b)	13.6%	13.5%	8.8%(c)	9.3%(c)	7.2%	14.1%
Tier 1 Capital ratio(d)	16.9%	16.9%	11.8%(c)	12.3%(c)		17.8%
Total capital ratio(e)	19.6%	19.5%	14.5%(c)	15.0%(c)		20.4%
Memo: risk-weighted assets (£ billions)	358	358	398(c)	398(c)		357
Tier 1 leverage ratio(a)(f)	5.0%	5.0%	4.0%(g)	4.2%(g)	3.25%	4.9%
Memo: leverage exposure (£ billions)	1,207	1,206	1,177(g)	1,178(g)		1,285

(a) The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks' AT1 instruments in the stress.
(b) The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets (RWAs), where CET1 capital and RWAs are determined in accordance with the UK Capital Requirements Regulation (CRR).
(c) Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.
(d) The Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs, where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital determined in accordance with the CRR.
(e) The Total capital ratio is defined as total capital expressed as a percentage of RWAs, where total capital is defined as the sum of Tier 1 capital and Tier 2 capital determined in accordance with the CRR. 2024 actuals calculated applying the grandfathering of certain CRR non-compliant capital instruments included within Tier 2 capital. Effective from 29 June 2025, these instruments no longer qualified as Tier 2 Capital.
(f) The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure, determined in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook.
(g) Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.

- ENDS -

For further information, please contact:

Investor Relations                                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                                      Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance. We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank. Through these five divisions, we are working together for a better financial future for our customers, clients and communities. For further information about Barclays, please visit our website home.barclays.

Forward-looking statements
This document contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to Barclays PLC together with its subsidiaries ("Barclays"). Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Forward-looking statements are based on the current beliefs and expectations of Barclays' directors, officers and employees and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitations, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Factors that could impact Barclays' future financial condition and performance are identified in Barclays PLC's filings with the US Securities and Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.